UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           JETBLUE AIRWAYS CORPORATION
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    477143101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b)
              [ ] Rule 13d-1(c)
              [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 18 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13G

CUSIP No. 477143101                                           Page 2 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                      5       Sole Voting Power
 Number of                           9,536,138
  Shares
Beneficially          6       Shared Voting Power
  Owned By                           0
   Each
 Reporting            7       Sole Dispositive Power
  Person                             9,536,138
   With
                      8       Shared Dispositive Power
                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             9,536,138

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [X]

11       Percent of Class Represented By Amount in Row (9)

                             22.53%

12       Type of Reporting Person (See Instructions)

                             OO; IV

                                  SCHEDULE 13G

CUSIP No. 477143101                                           Page 3 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5       Sole Voting Power
 Number of                           9,536,138
  Shares
Beneficially          6       Shared Voting Power
  Owned By                           0
   Each
 Reporting            7       Sole Dispositive Power
  Person                             9,536,138
   With
                      8       Shared Dispositive Power
                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             9,536,138

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [X]

11       Percent of Class Represented By Amount in Row (9)

                             22.53%

12       Type of Reporting Person (See Instructions)

                             PN; IA

                                  SCHEDULE 13G

CUSIP No. 477143101                                           Page 4 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5       Sole Voting Power
 Number of                           9,536,138
  Shares
Beneficially          6       Shared Voting Power
  Owned By                           0
   Each
 Reporting            7       Sole Dispositive Power
  Person                             9,536,138
   With
                      8       Shared Dispositive Power
                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             9,536,138

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [X]

11       Percent of Class Represented By Amount in Row (9)

                             22.53%

12       Type of Reporting Person (See Instructions)

                             OO

                                  SCHEDULE 13G

CUSIP No. 477143101                                           Page 5 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5       Sole Voting Power
 Number of                           9,536,138
  Shares
Beneficially          6       Shared Voting Power
  Owned By                           0
   Each
 Reporting            7       Sole Dispositive Power
  Person                             9,536,138
   With
                      8       Shared Dispositive Power
                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             9,536,138

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [X]

11       Percent of Class Represented By Amount in Row (9)

                             22.53%

12       Type of Reporting Person (See Instructions)

                             OO; IA

                                  SCHEDULE 13G

CUSIP No. 477143101                                           Page 6 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5       Sole Voting Power
 Number of                           4,764,337
  Shares
Beneficially          6       Shared Voting Power
  Owned By                           0
   Each
 Reporting            7       Sole Dispositive Power
  Person                             4,764,337
   With
                      8       Shared Dispositive Power
                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             4,764,337

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [X]

11       Percent of Class Represented By Amount in Row (9)

                             11.25%

12       Type of Reporting Person (See Instructions)

                             OO

                                  SCHEDULE 13G

CUSIP No. 477143101                                           Page 7 of 18 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5       Sole Voting Power
 Number of                           14,300,475
  Shares
Beneficially          6       Shared Voting Power
  Owned By                           0
   Each
 Reporting            7       Sole Dispositive Power
  Person                             14,300,475
   With
                      8       Shared Dispositive Power
                                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             14,300,475

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [ ]

11       Percent of Class Represented By Amount in Row (9)

                             33.78%

12       Type of Reporting Person (See Instructions)

                             IA

                                                              Page 8 of 18 Pages


Item 1(a).     Name of Issuer:

               JetBlue Airways Corporation (the "Issuer")

Item 1(b).     Address of the Issuer's Principal Executive Offices:

               80-02 Kew Gardens Road, Kew Gardens, New York  11415

Item 2(a).     Name of Person Filing:

               The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Quantum Industrial Partners LDC ("QIP");

               ii)  QIH Management Investor, L.P. ("QIHMI");

               iii) QIH Management LLC ("QIH Management");

               iv)  Soros Fund Management LLC ("SFM LLC");

               v)   SFM Domestic  Investments LLC ("SFM Domestic  Investments");
                    and

               vi)  Mr. George Soros ("Mr. Soros").

               This Statement relates to Shares (as defined herein) held for the accounts of QIP and SFM Domestic Investments.

               QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. The sole general partner of QIHMI is QIH Management. Soros Private Funds Management LLC, a Delaware limited liability company ("SPFM"), is the sole managing member of QIH Management. Mr. Soros is the sole member of SPFM. Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC, pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, SFM Domestic Investments and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c).     Citizenship:

               i)   QIP is a Cayman Islands exempted limited duration company;

               ii)  QIHMI is a Delaware limited partnership;

               iii) QIH Management is a Delaware limited liability company;

               iv)  SFM LLC is a Delaware limited liability company;

               v) SFM Domestic Investments is a Delaware limited liability company; and

               vi)  Mr. Soros is a United States citizen.

                                                              Page 9 of 18 Pages


Item 2(d).     Title of Class of Securities:

               Common Stock, $0.01 par value per share (the "Shares").

Item 2(e).     CUSIP Number:

               477143101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a).     Amount Beneficially Owned:

               As of December 31, 2002, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

              (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of the 9,536,138 Shares held for the account of QIP.

              (ii) SFM Domestic Investments may be deemed the beneficial owner of 4,764,337 Shares held for its account.

              (iii) Mr. Soros may be deemed the  beneficial  owner of 14,300,475
                    Shares. This number includes (A) 9,536,138 Shares held for the account of QIP and (B) 4,764,337 Shares held for the account of SFM Domestic Investments.

Item 4(b).     Percent of Class:

               (i) The number of Shares of which each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to be the beneficial owner constitutes approximately 22.53% of the total number of Shares outstanding.

               (ii) The  number  of shares  of  which  SFM  Domestic Investments may be deemed to be the beneficial owner constitutes approximately 11.25% of the total number of Shares outstanding.

               (iii)The number of Shares of which Mr.  Soros may be deemed to be the beneficial owner constitutes approximately 33.78% of the total number of Shares outstanding.

                                                            Page 10 of 18 Pages


Item 4(c).     Number of shares as to which such person has:

     QIP, QIHMI, QIH Management and SFM LLC:
     ---------------------------------------

     (i)  Sole power to vote or to direct the vote:                    9,536,138

     (ii) Shared power to vote or to direct the vote:                          0

     (iii)Sole power to dispose or to direct the  disposition of:      9,536,138

     (iv) Shared  power to dispose  or to direct the  disposition
          of:                                                                  0

     SFM Domestic Investments:
     -------------------------

     (i)  Sole power to vote or to direct the vote:                    4,764,337

     (ii) Shared power to vote or to direct the vote:                          0

     (iii)Sole power to dispose or to direct the  disposition of:      4,764,337

     (iv) Shared  power to dispose  or to direct the  disposition
          of:                                                                  0

     Mr. Soros:
     ----------

     (i)  Sole power to vote or to direct the vote:                   14,300,475

     (ii) Shared power to vote or to direct the vote:                          0

     (iii)Sole power to dispose or to direct the  disposition of:     14,300,475

     (iv) Shared  power to dispose  or to direct the  disposition
          of:                                                                  0

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

               (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of SFM Domestic Investments in accordance with their membership interests in SFM Domestic Investments.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

                                                              Page 11 of 18 Page


Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               This Item 10 is not applicable.

                                                             Page 12 of 18 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003              QUANTUM INDUSTRIAL PARTNERS LDC


                                      By:  /s/ Richard D. Holahan, Jr.
                                            ------------------------------------
                                            Richard D. Holahan, Jr.
                                            Attorney-in-Fact

Date:  February 14, 2003              QIH MANAGEMENT INVESTOR, L.P.

                                      By:   QIH Management LLC,
                                            its General Partner

                                      By:   Soros Private Funds Management LLC,
                                            its Managing Member

                                      By    George Soros,
                                            Its Sole Member



                                      By:   /s/ Richard D. Holahan, Jr.
                                            ------------------------------------
                                            Richard D. Holahan, Jr.
                                            Attorney-in-Fact

Date:  February 14, 2003              QIH MANAGEMENT LLC

                                      By:   Soros Private Funds Management LLC,
                                            its Managing Member

                                      By    George Soros,
                                            Its Sole Member


                                      By:   /s/ Richard D. Holahan, Jr.
                                            ------------------------------------
                                            Richard D. Holahan, Jr.
                                            Attorney-in-Fact

Date:  February 14, 2003              SOROS FUND MANAGEMENT LLC


                                      By:   /s/ Richard D. Holahan, Jr.
                                            ------------------------------------
                                            Richard D. Holahan, Jr.
                                            Assistant General Counsel

                                                             Page 13 of 18 Pages


Date:  February 14, 2003              SFM DOMESTIC INVESTMENTS LLC

                                      By:   George Soros,
                                            Its Managing Member


                                      By:   /s/ Richard D. Holahan, Jr.
                                            ------------------------------------
                                            Richard D. Holahan, Jr.
                                            Attorney-in-Fact

Date:  February 14, 2003              GEORGE SOROS


                                      By:   /s/ Richard D. Holahan, Jr.
                                            ------------------------------------
                                            Richard D. Holahan, Jr.
                                            Attorney-in-Fact

                                                              Page 14 of 18 Page


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Joint Filing  Agreement  dated February 14, 2003 by and
          among Quantum  Industrial  Partners LDC, QIH Management
          Investor,   L.P.,  QIH   Management   LLC,  Soros  Fund
          Management LLC, SFM Domestic  Investments  LLC, and Mr.
          George Soros............................................            15

B.        Power of  Attorney,  dated  as of  February  14,  2003,
          granted by Quantum Industrial  Partners LDC in favor of
          Mr. Armando T. Belly, Ms. Jodye Anzalotta,  Ms. Maryann
          Canfield,  Mr. John F. Brown,  Mr. Abbas  Zuaiter,  Mr.
          Richard    D.    Holahan,    Jr.    and   Mr.    Robert
          Soros..................................................             17

C.        Power  of  Attorney,  dated  as of  October  30,  2002,
          granted by Mr. George Soros in favor of Mr.  Armando T.
          Belly,  Ms.  Jodye  Anzalotta,  Mr. John F. Brown,  Ms.
          Maryann Canfield,  Mr. Richard D. Holahan,  Jr. and Mr.
          Robert Soros............................................            18